Exhibit 99.1

No.34/09

IAMGOLD INCREASES 2009 PRODUCTION GUIDANCE

Toronto, Ontario, October 26, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced updated guidance for 2009 production and costs.

Assumptions used in the updated 2009 guidance include an annual average price of gold and fuel at $935 per ounce and $60 per barrel, respectively.  All dollar amounts are expressed in US dollars, unless otherwise indicated.

HIGHLIGHTS

•	Full year gold production for 2009 is expected to be 940,000 to 950,000 ounces at an average cash cost[1] between $460 and $470 per ounce.

•	Full year niobium production from the Niobec mine is expected to be 4,200 to 4,400 tonnes with an operating margin between $19 and $21 per kilogram.

“IAMGOLD’s production has continued to excel throughout 2009, allowing us to again increase our production guidance for the year.  The fact that we are one of the few gold producers increasing guidance is a testament to the experience and resourcefulness of our operating teams,” commented President & Chief Executive Officer Joseph Conway.  “We are pursuing opportunities to optimize our existing operations as well as potential acquisitions where we can capitalize on our operating strength.”

2009 Production Guidance

IAMGOLD now projects 2009 production of approximately 940,000 to 950,000 ounces of gold, an increase of 30,000 ounces over previous guidance issued in June 2009, and 60,000 to 70,000 ounces over the original guidance issued in January 2009.  This increased 2009 production guidance primarily reflects productivity increases at Rosebel and the extended life of the Doyon mine into Q4 2009.

Cash cost guidance is expected to average between $460 and $470 per ounce for the full year 2009, unchanged from previous guidance and a decrease of $10 per ounce from the original guidance issued in January 2009.

Niobium production from the Niobec mine remains forecast at approximately 4,200 to 4,400 tonnes for 2009.  The Niobec operating margin is now expected to be in the range of $19 to $21 per kilogram, a decrease from the previous guidance of $20 to $22 per kilogram as a result of a stronger Canadian dollar.

Assumptions used in this updated 2009 guidance include an average gold price for the year of $935 per ounce (vs $900 for previous guidance), $60 per barrel oil (vs $55 for previous guidance) and a Canadian/US dollar exchange rate of $1.14 (vs $1.15 for previous guidance).

1Cash Costs

Cash Cost and operating margin are non-GAAP measures.  Please refer to the Supplemental information attached to the Company’s MD&A filed on Sedar at www.sedar.com for additional details.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway President & CEO Tel: (416) 360-4712 Toll-free: 1 888 IMG-9999	Tamara Brown Director, Investor Relations Tel: (416) 360-4743 Toll-free: 1 888 IMG-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov/edgar.shtml, or www.iamgold.com.